SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.
ASSOCIATES INVESTMENT PLAN

Date: June 25, 2012	By: /s/ David Kozel
David Kozel
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2011 and 2010

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End at Fair Value
4 5 6 7 18

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PVH Associates Investment Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY
June 26, 2012

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Assets

Cash	$ 993,049	$ 102,082
Participant directed investments, at fair value	274,934,044	216,854,150
Receivables:
Notes from participants	5,474,088	4,301,440
Due from broker	291,562	176,627
Contributions, employer	4	25,283
Contributions, employee	7	48,338
Loan interest	271	308
Due from Tommy Hilfiger 401(k) plan merger	-	48,207,507

Total receivables	5,765,932	52,759,503

Total assets	281,693,025	269,715,735

Liabilities

Due to broker	984,607	76,963
Other payable	40	-

Total liabilities	984,647	76,963

Net assets available for benefits at fair value	280,708,378	269,638,772

Adjustment from fair value to contract value for
interest in common/collective trust relating to
fully benefit-responsive investment contracts	(1,023,049)	(673,168)

Net assets available for benefits	$ 279,685,329	$ 268,965,604

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

Additions

Contributions:
Employer, net of forfeitures	$ 8,825,951
Employees	20,502,776
Rollovers	1,366,257
Total contributions	30,694,984
Investment income:
Dividend income	3,861,743
Common collective trust interest	14,794
Interest income	37
Total investment income	3,876,574

Transfer from Tommy Hilfiger 401(k) plan	62,997
Loan interest	255,257
Other income	7,363

Total additions	34,897,175

Deductions

Payments to participants	19,550,674

Total deductions	19,550,674

Net realized and unrealized depreciation
of investments	(4,626,776)

Net increase in net assets available for benefits	10,719,725

Net assets available for benefits at beginning of year	268,965,604

Net assets available for benefits at end of year	$ 279,685,329

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2011 and 2010

1.           Description of the Plan

On November 15, 2011, the Phillips-Van Heusen Corporation Associates Investment Plan was amended to change the plan name to the PVH Associates Investment Plan (“the Plan”).  The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Bank (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services Company.

General

The Plan is a defined contribution plan covering salaried or clerical hourly, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $16,500 per annum for the 2011 and 2010 plan years.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,500 for the 2011 and 2010 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  If associates were part of the Tommy Hilfiger USA, Inc. 401(k) Profit Sharing Plan, they become 33% vested after one year of service and 100% vested after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 11 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant loans are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2011, outstanding notes receivable from participants totaled             $5,474,088, with maturity dates through 2026 at interest rates ranging from 4.25% to 10.0%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2011 and 2010, forfeitures of $500,458 and $102,371, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2011 and 2010 cumulative forfeited non-vested accounts totaled $110,806 and $196,310, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common/collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trusts as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”)  issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurements for each class of assets and liabilities, and (4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 or Level 3 fair value measurements.  The new disclosures were required for 2010, with the exception of item (2) above, which was effective for 2011.  The Plan adopted this guidance for the years ended December 31, 2011 and 2010 prospectively as required and such adoption did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to clarify and revise the requirements for measuring fair value and for disclosing information about fair value measurements.  The Plan will adopt this guidance prospectively beginning in 2012.  The adoption of this guidance is not expected to have a material impact on the Plan’s financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.           Transactions with Parties-in-Interest

During the year ended December 31, 2011, the Plan purchased 63,100 and sold 98,145 shares of the Company’s common stock.  The Plan received $99,658 during 2011 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2010, the Plan purchased 46,895 and sold 122,022 shares of the Company’s common stock and received $106,766 from the Company as payment of dividends on its common stock.

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2011 and 2010:

		Fair Value Measurements at
		December 31, 2011
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 40,887,783	$ -	$ 40,887,783	$ -
U.S. Equity Index	12,849,033	-	12,849,033	-
Short-term Fixed Income	468,120	-	468,120	-
Mutual Funds:(2)
U.S. Equity	89,218,039	89,218,039	-	-
International Equity	28,737,097	28,737,097	-	-
Fixed Income	28,832,042	28,832,042	-	-
Balanced	23,110,167	23,110,167	-	-
Real Estate	5,109,799	5,109,799	-	-
PVH Stock Fund(3)	45,560,366	45,560,366	-	-
Money Market Funds(4)	161,598	-	161,598	-

Total Investments Measured at Fair Value	$ 274,934,044	$ 220,567,510	$ 54,366,534	$ -

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2010
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 30,961,319	$ -	$ 30,961,319	$ -
U.S. Equity Index	8,180,981	-	8,180,981	-
Mutual Funds:(2)
U.S. Equity	70,166,485	70,166,485	-	-
International Equity	27,934,449	27,934,449	-	-
Fixed Income	19,390,585	19,390,585	-	-
Balanced	12,864,002	12,864,002	-	-
Real Estate	4,371,746	4,371,746	-	-
PVH Stock Fund(3)	42,933,943	42,933,943	-	-
Money Market Funds(4)	50,640	-	50,640	-

Total Investments Measured at Fair Value	$ 216,854,150	$ 177,661,210	$ 39,192,940	$ -

(1)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments, (b) securities that make up the S&P 500 Index in the same proportion as the index, and (c) short-term fixed income securities issued by banks, corporations and the U.S. government.  These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of PVH common stock.

(4) Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2011, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value by      $(4,626,776) as follows:

Mutual Funds	$ (10,538,966)
PVH Stock Fund	5,001,430
Common Collective Trust Funds	910,760

$ (4,626,776)

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2011	2010

American Beacon Large Cap Value Fund	$ 30,105,452	$ 24,579,536
Dodge & Cox Balanced Fund	23,110,167	-
Growth Fund of America	28,254,624	22,959,217
Metropolitan West Total Return Bond Fund	28,832,042	19,390,585
PVH Stock Fund	45,560,366	42,933,943
Thornburg International Value Fund	25,609,361	24,848,858
Wells Fargo Small Cap Value Fund	15,665,174	16,093,896
Wells Fargo Stable Return	40,887,783	30,961,319

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with applicable section of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related is trust tax-exempt.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial
statements	$ 279,685,329	$ 268,965,604
Amounts allocated to withdrawing participants	(403,461)	(12,614)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,023,049	673,168

Net assets available for benefits per the Form 5500	$ 280,304,917	$ 269,626,158

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2011:

2011

Benefits paid to participants per the financial statements	$ 19,550,674
Amounts allocated to withdrawing participants at December 31, 2011	403,461

Benefits paid to participants per the Form 5500	$ 19,954,135

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9.           Asset Transfers

On December, 31, 2010, the Tommy Hilfiger U.S.A., Inc. 401(k) plan was merged into the Plan.  As the physical transfer of net assets occurred in 2011, the transfer is shown as a receivable on the statement of net assets available for benefits at December 21, 2010.  In 2011, additional investments of $62,997 from the Tommy Hilfiger U.S.A., Inc. plan were transferred into the Plan and reported on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END
AT FAIR VALUE

December 31, 2011

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon US Govt MM;
		161,322.490 shares	**	$ 161,322
	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,706,658.268 shares	**	30,105,452
	American Funds	Growth Fund of America;
		990,695.090 shares	**	28,254,624
	Dodge & Cox Funds	Dodge & Cox Balanced Fund;
		342,626.650 shares	**	23,110,167
	Federated Securities Corp.	Federated Capital Preservation Fund;
		46,811.973 shares	**	468,120
	Federated Securities Corp.	Federated Capital Reserves Fund;
		275.95 shares	**	276
	Hartford Series Funds	Hartford HLS Small Cap Growth Fund;
		311,909.362 shares	**	6,696,694
	Lazard Funds	Lazard Funds Emerging Markets;
		181,845.146 shares	**	3,127,736
	Metropolitan West	Metropolitan West Total Return Bond
		Fund; 2,780,331.872 shares	**	28,832,042
	Neuberger & Berman	Neuberger & Berman Genesis Trust;
		176,267.534 shares	**	8,496,095
	State Street Global Advisors	State Street S&P 500 Index;
		347,092.917 shares	**	12,849,033
	Thornburg Investment	Thornburg International Value Fund;
	Management	1,041,877.974 shares	**	25,609,361
	Virtus Mutual Funds	Virtus Real Estate Securities;
		168,918.977 shares	**	5,109,799
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund;
		524,972.323 shares	**	15,665,174
	Wells Fargo Funds	Wells Fargo Stable Return;
		854,337.693 shares	**	40,887,783
*	PVH Corp.	PVH Corp. Common Stock; 646,338 shares	**	45,560,366

		Total investments, at fair value		$ 274,934,044

*	Notes Receivable from	Participant Notes Receivable maturing at
	Participants	various dates through 2026 and bearing
		interest at rates from 4.25% to 10.0%	**	5,474,088
* Party in interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors